

September 30, 2020

By Email

Thomas R. Westle, Esq.
Blank Rome
1271 Avenue of the Americas
New York, NY 10020

     Re: High Income Securities Fund
              Registration Statement on Form N-2
              <u>Filing Nos. 333-248590</u>

Dear Mr. Westle:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on August 31, 2020. Based on our review, we have the following comments on the registration statement. Capitalized terms have the same meaning as defined in the registration statement. Where a comment requests a change to disclosure, please make corresponding changes wherever similar disclosure appears in the registration statement.

General Comments

1.   Please either confirm that the rights offering will not involve any arrangements among the Fund, any underwriters, and/or any broker dealers or that FINRA has reviewed any proposed underwriting terms and other arrangements for the transaction described in the registration statement and has no objections.

Accounting Comments

2.   Please update financial information and include an auditor's consent.

Summary of Fund Expenses, page 10

3.   Please explain the 0.92% in the line item of "Other Expenses" since the expense ratio from the financial statements on page 21 is 1.89%

4.   Please confirm the Acquired Fund Fees and Expenses which, given the Fund's portfolio of closed-end funds and BDC's, appears low.

Legal Comments

Registration Statement Facing Sheet

5.	Please revise the facing sheet of the registration statement to reflect the new Form N-2 effective August 1, 2020. *See* Securities Offering Reform for Closed-End Companies (Release No. IC-33866).

Cover Page

6.	The last sentence of the first paragraph, as well as multiple other places in the registration statement, state that if there are not enough unsubscribed Shares to honor all additional subscription requests, the Fund may, in its sole discretion, issue additional Shares up to 100% of the Shares available in the Offering to honor additional subscription requests. The Fund is registering an equal number of Shares and Rights, and footnote 1 to the registration fee table states that the amount of securities being registered includes Shares subject to the Additional Subscription Privilege. Please supplementally confirm that the Fund will have enough registered, issued and outstanding Shares to honor all additional subscription requests, including Over Subscriptions, and revise the disclosure accordingly.

7.	Please add disclosure stating that the rights offering: (a) will substantially dilute the net asset value of shares owned by Shareholders who do not fully exercise their rights and purchase additional Shares; (b) will substantially dilute the voting power of shareholders who do not fully exercise their rights since they will own a smaller proportionate interest in the Fund upon completion of the offering; and (c) may increase the discount if the subscription price per Share is set at a time when Shares are trading at a discount.

8.	In the second paragraph, please consider highlighting (*e.g.,* bold) the last sentence which discusses the risk that the discount will increase as a result of the Offering. Alternatively, please add bullet points to highlight this risk and risks discussed in comment 7 above.

9.	Please clarify how long after the Expiration Date (a) a Shareholder who exercises the right to purchase a Basic Subscription will receive subscribed Shares and (b) a Shareholder who exercises the Additional Subscription Privilege will receive additional Shares, or add a cross-reference to where such information is presented in the prospectus.

10.	If the Fund's distribution policy includes a return of capital, please disclose this on the cover page and include a cross-reference to the discussion of return of capital in the prospectus.

11.	In the table, please revise the recent market price to a more recent date in your next filing.

12.	In footnote 2 to the table, please define "Over Subscription Shares" for context or add "as defined below."

13.   Please combine footnotes 2 and 3 which relate to the same column of the table and repeat information.

14.   In the second paragraph on page 4, third sentence, please clarify those jurisdictions where "the offer or sale" of the securities being registered is not permitted.

Summary, pages 6-9

The Fund, page 6

15.   Please discuss the Fund's history in greater detail. We note, for example, that after the proxy contest, the Fund's Board moved substantially all of the Fund's assets into cash and cash equivalents so the Fund could conduct a self-tender offer and convert from a closed-end fund to an operating company. After failing to find suitable investments, in April 2019, the Board decided it would be in the best interests of the shareholders to resume investing in securities.

The Offering, page 6

16.   The second sentence of the third paragraph states that "[t]he Fund intends to expand the types of investments in which the Fund's assets (including proceeds of the Offering) are invested." Please clarify whether the Fund intends to change its objectives and policies, and briefly describe the types of investments in which the Fund intends to "expand" into and how the Fund's current asset size prevents such expansion.

17.   The penultimate sentence of the first paragraph states that Shareholders who exercise all of their rights may purchase Shares that were not otherwise subscribed by others in the Basic Subscription. Please add a cross-reference to the discussion of the Additional Subscription Privilege.

18.   Please clarify that because the rights are non-transferable, a Shareholder cannot trade the rights on the secondary market if he or she chooses not to exercise them.

Purpose of the Offering, page 6

19.   Please clarify whether offering proceeds will be used to support the Fund's distribution policy, and if so, disclose that this will be a return of capital.

20.   In the fifth paragraph, please clarify that Shareholders who choose not to exercise their full rights to purchase additional Shares will permit Shareholders who exercise the Additional Subscription Privilege to purchase additional Shares at a discount without furnishing additional rights or providing any compensation to the non-participating Shareholders for the dilution of their ownership percentage or voting rights.

21.   Please provide an example showing the extent of the dilutive effect when the subscription price is below the NAV on the pricing date.

Investment Strategies, page 7

22.   Please clarify whether the Fund invests in affiliated or unaffiliated funds or BDCs.

Transitional Investment Committee, page 8

23.   The name "Transitional Investment Committee" seems to imply that this committee will only be managing the Fund temporarily, for a transitional period. The disclosure states that the Board **may** engage an investment advisory firm in the future. Please reconcile.

Distribution Policy, page 8

24.   The Fund's Semi-Annual Report states that in August 2019, the Fund resumed monthly distributions and that the goal of the Fund in 2020 is to distribute 10% of the Fund's NAV. Please disclose whether the Fund's distributions during 2020 have included a return of capital. In addition, please define "return of capital" and explain the consequences of a return of capital distribution including the impact on a Shareholder's tax basis.

Summary of Fund Expenses, page 10

25.   Footnote 2 to the Fee table states that the Fund does not pay a management fee. Supplementally, please discuss the amount of director's fees paid to the three directors serving on the Transitional Investment Committee and provide an analysis as to why these amounts should not be considered a management fee.

26.   Footnote 3 to the fee table states the Fund has a fundamental policy prohibiting short sales; however, the SAI does not identify a prohibition on short sales as a fundamental policy. Please reconcile

The Offering, pages 11-19

Purpose of the Offering, page 12

27.   You include the purchase of mutual funds as a potential use of the proceeds of the Offering but the discussion of principal strategy does not include mutual funds as a principal investment. Please clarify whether mutual funds will be a principal investment of the Fund; we note the SAI states the Fund has a non-fundamental policy limiting its investment in open-end investment companies.

Payment for Shares, page 15

28. In the third paragraph, please highlight the information and break up the paragraph using bullet points or other formatting techniques.

Use of Proceeds, page 21

29. As required by Item 7 of Form N-2, please identify how the Fund intends to use the net proceeds of the offering and clarify the approximate amount to be used for each purpose. For example, please revise the third sentence to clarify the amount of proceeds that may be considered a "substantial portion."

30. If the Fund needs the proceeds of the offering to meet monthly distributions, please revise this section to emphasize this intended use of proceeds.

Investment Objectives and Policies, pages 22-26

Investment Objectives, page 22

31. Please revise the first sentence to note that "high yield securities" are also known as "junk bonds."

32. Please confirm the Fund's investment objective which currently states that it will invest in "a portfolio of lower-grade or non-rated convertible securities and non-convertible, high-yield securities."

Investment Strategies, page 22

33. The Fund has an 80% policy to invest in fixed income securities, including debt instruments, convertible and preferred stock. The Fund's latest Semi-Annual Report disclosed that as of February 29, 2020, 70% of the Fund's portfolio was invested in other investment companies, 15% in money market funds, and 14% in special purpose acquisition companies. The Fund's benchmark index for measuring its performance is a 6-month Treasury Bill index. Supplementally, please discuss whether the Fund's name is consistent with rule 35d-1 given its current portfolio and whether the Fund's investments are consistent with its stated 80% policy, particularly with respect to its investment in common stocks and SPACs, and its investment objectives.

34. Please clarify whether the Fund may hold fixed income securities with any maturity or duration.

Portfolio Investments, Other Closed End Investment Companies, page 23

35.   Please describe the holdings of the underlying closed-end investment companies in greater detail. Please confirm that the Fund looks through to the underlying funds to determine compliance with its 80% test and revise disclosure accordingly. Please also revise disclosure, as necessary, to account for the investments and risks of the underlying funds that are principal to the Fund.

Corporate Bonds, Government Debt Securities and Other Debt Securities, page 23

36.   Please describe the kinds of securities that may pay variable rates of interests in greater detail. If the Fund may invest in bank loans or other floating rate loans, please describe these loans in greater detail, and discuss any risks related to an investment in variable rate securities in the discussion of principal risks (*e.g.*, settlement risk for bank loans or any risks posed by the discontinuation of LIBOR).

37.   Please review the second paragraph and consider moving the last three sentences to the discussion of principal risks since they discuss risks that are likely to affect the Fund's net asset value, yield and total return.

Illiquid Securities, page 25

38.   Please clarify whether the Fund's principal investments, particularly in SPACs, are consistent with this disclosure in this section that states that the Fund will limit investments in illiquid securities to 10% of its net assets.

Risk Factors, pages 26-36

39.   Common stock risk and small and medium company risk are identified as principal risks of investing in the Fund even though the Fund has an 80% policy focused on fixed income securities. Please confirm that investments in common stock, including in small and medium companies, is a principal investment strategy of the Fund. Please move any risks related to non-principal investments of the Fund to the SAI.

40.   Investments in exchange traded funds and short sales are not identified as a principal investment strategy of the Fund and the prospectus states in a number of places that the Fund will not engage in short sales; however, ETF risk and short sale risk are identified as principal risks of investing in the Fund. Please reconcile.

41.   Leverage risk is discussed on page 30. The fee table suggests that the fund itself does not borrow for investment purposes and the principal investment strategy does not suggest the Fund invests in derivatives. Please clarify here how the fund is subject to leverage risk (*e.g.*, through underlying funds, if accurate).

42.   On page 35, you identify principal risks related to options and futures, securities lending and "Other Risks," yet none of these investment types is identified as a principal

investment strategy of the Fund. Please reconcile so that principal risk section discusses only those risks associated with the Fund's objectives, policies, capital structure and trading. *See*, ADI 2019-08 – Improving Principal Risks Disclosure. With regard to "Other Risks," it is unclear whether the types of securities included in discussion are principal investments of the Fund, and what the risks related to these investments entail.

Non-Principal Risks, page 36

43.   Given the fund's 80% policy, please confirm that interest rate risk and debt security risk are non-principal risks of the Fund.

Management, pages 37-39

Portfolio Management, page 37

44.   Because the Fund invests in foreign securities, please provide a basis to assess the expertise and experience of the Transitional Investment Committee. *See*, Guide 9 to Form N-2.

Exhibits

45.   Rule 411 under the Securities Act and rule 0-4 under the Investment Company Act require the hyperlinking to any exhibits filed with the registration and to any other information incorporated by reference in a registration statement if publicly available on EDGAR. Please add appropriate hyperlinks to your next filing with the Commission.

Undertakings

46.   The registration statement filed on August 31, 2020 failed to include the undertaking required by Item 34.1 of Form N-2. Please include the undertaking in your next filing with the Commission.

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A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Thomas R. Westle, Esq.
September 30, 2020
Page 8

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of
action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-6870 or hahnja@sec.gov.

                                                Sincerely,

                                                /s/ Jaea Hahn

                                                Jaea F. Hahn
                                                Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
        Sumeera Younis, Branch Chief
        Jeffrey Long, Staff Accountant